April 12, 2010

Harold S. Edwards, President
Limoneira Company
1141 Cummings Road
Santa Paula, CA 93060

    RE: **Limoneira Company**
          Amendment No. 1 to Registration Statement on Form 10
          Filed March 31, 2010
          File No. 0-53885

Dear Mr. Edwards:

    We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Directors and Executive Officers, page 42

1. Please disclose the specific experience, qualifications, attributes or skills of each person serving as director. See amended Item 401(e)(1) of Regulation S-K, effective February 28, 2010.

Executive Compensation, page 45

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Benchmarking, page 46

3. As previously requested in comment 17 of our March 11, 2010 letter, please explain how you benchmark against the five companies you have listed.

Annual Performance Cash-Based Incentive Bonuses, page 47

4. Your disclosure indicates that no cash incentive compensation was paid for 2009. Please reconcile with the summary compensation table, which reflects non-equity incentive plan compensation in 2009.

Annual Performance Cash-Based Incentive Bonuses, page 47
Annual Performance Equity-Based Incentive Bonuses, page 48

5. Please add the 2009 grants, which are discussed under these headings, to the grants table.

Summary Compensation Table, page 50

6. Please revise the table to comply with Item 402(c)(2)(v) of Regulation S-K and the related instructions, as amended effective February 28, 2010.

Notes to the Financial Statements, page F-7

Revenue Recognition, page F-12

7. We note from your response to comment 32 of our letter dated March 11, 2010 that you estimate the net proceeds to be received for those sales for which the pools have not yet closed. Please tell us how these sales satisfy the criterion within SAB Topic 13:A.1 as having a fixed or determinable price, as it appears that the final price will be impacted by the outcome of sales that have yet to occur. In addition, disclose whether you recognize revenue upon delivery to the third-party packinghouse or upon sell-through by the third-party packinghouse to the end-customer, and explain to us how your policy is consistent with SAB Topic 13.

8. We note your response to comment 33 of our letter dated March 11, 2010. Please expand your disclosure to describe more fully the revenue cycle related to sales of products sold through by Calavo and other third-party packinghouses for which you apply net revenue recognition treatment. In your response, explain to us the following:
    - Whether your collection of receivables is contingent upon the third-party packinghouses' collection from the end-customer;
    - Whether you bear inventory risk for the period of time up to delivery to the third-party packinghouses;

- Whether you have the ability to select a different packinghouse through which to market your products;
- Whether the packinghouse is obligated to pay you for products delivered to it regardless of whether it has sold the products to an end-customer; and
- How the amount you earn is determined (i.e., a fixed dollar amount per transaction or a commission versus an amount determined based on the volume and quality of product delivered) and those factors that impact your net proceeds received.

9. Please describe the costs that are netted against revenue in arriving at net revenue. In your response, tell us where you classify on your income statement the cultural costs related to goods sold under these arrangements with third-party packinghouses.

10. Please tell us how you considered the guidance of FASB ASC 605-40-45-2 (EITF 01-9) in accounting for the arrangements with the packinghouses. In this regard, tell us whether you receive an identifiable benefit for the packaging and marketing services performed by the third-party packinghouses and whether you can reasonably estimate the fair value of the benefit identified.

11. We note from your response to comment 34 of our letter dated March 11, 2001 that you pay a fixed amount per carton sold to Sunkist for sales and marketing services. Please clarify that the amount you pay to Sunkist is a fixed amount per carton sold rather than a fixed amount over a period of time. In addition, disclose where you classify the amounts paid to Sunkist for the sales and marketing services.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Walz, accountant at (202) 551-3358 or Ryan Milne, accounting reviewer, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or the undersigned at (202) 551- 3790 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: Stephen C. Mahon
        Fax: 513-361-1201